Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

Team,
The honor and responsibility of becoming the nation’s fifth largest homebuilder required us to reevaluate our structure and thoughtfully consider how to best serve our new and expanded markets—and the abundance of future new team members we’re so excited to welcome aboard. With Smart Growth comes smart decisions—which is why we’ve thought long and hard about each and every one.
With this acquisition—as exciting as the opportunity is—the very last thing we wanted to do was lose talented people. We all know too well top talent is hard to come by, and Taylor Morrison and William Lyon do not have a shortage of incredibly talented leaders and team members. That’s why we decided to look at the restructuring of our organization holistically—and not just solely within our overlapping markets. We strived, as best as we could, to find a great placement for all our leaders—from both teams—which is why you will see some shuffling between divisions and regions.
So, without further ado, we’re ready to share the next layer of our organizational structure to support our growing business and delighted to appoint the following Division Presidents from coast to coast. Please keep in mind the following appointments aren’t effective until close of the acquisition, and all current leaders will remain in their current roles until that time. As I mentioned in my last organizational structure update, this email isn’t a quick read. So please, grab a cup of coffee and follow along with me to the end.

Division Presidents
As shared when we announced our future corporate and regional field structure, our West Area will be led by current William Lyon EVP and Chief Operating Officer Brian Doyle. The West will include SoCal, the Bay Area, Sacramento and our two new divisions: Seattle and Portland.
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I’m pleased to announce Jon Robertson, current William Lyon SoCal Regional President, will be leading our expanded Southern California Operations as Division President. Jon’s homebuilding career spans more than 30 years, all in the state of California, with extensive experience in land acquisition, entitlement, architecture and design. We’re equally as pleased that Nicole Murray will be staying onboard as the SoCal’s Division Manager—her experience and deep-rooted knowledge of this market will be instrumental in helping us lead the new combined business and build upon the groundwork she’s laid over the past two years. Pair that with the sheer scale William Lyon brings as the third-largest builder in Los Angeles and Orange County, we couldn’t be more excited for the future of this division.

As part of this announcement, I am pleased to share that William Lyon’s current Inland Empire Division Manager, Jeff Deane, has agreed to take the extremely important role as the IMO Lead on the William Lyon side, working closely with Andy Green and Lou Steffens on ongoing integration planning activities. Jeff has been with WLH since 2005 and has held several leadership positions across the company during that time. We’re excited to have Jeff in this role and know it will help with our critical integration efforts from this day forward.

•	Kevin Kimball will lead the new combined operations in the Bay Area and we’re so excited for him to continue in his role.
•	Aren Bazzocco, Sacramento Division President, will also be maintaining his role.
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We’re pleased to welcome Brandon Scheibner, WLH’s current Northwest Regional President to Taylor Morrison as our Seattle Division President where he’ll oversee our exciting new business as the third largest builder in the area. Brandon’s homebuilding career began in 1995 at Polygon Northwest Homes where he started as an assistant superintendent and rose through the ranks of construction and operations management. Through the acquisition of Polygon by William Lyon, Brandon became Division President of the Washington operations in 2016.

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William Lyon’s current Portland Division Manager Alaina Zender will also be accepting the role as Division President as William Lyon becomes part of the Taylor Morrison family. Alaina has been working for Polygon since 2006 and has held various roles in sales, marketing and land acquisition—for both the Portland and Seattle divisions. We’re excited to step into this new market as the second largest builder and look forward to continuing to expand our presence in the Pacific Northwest under Brandon and Alaina’s leadership.

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As I look to the Polygon brand and all the unique opportunities and talented individuals it afforded William Lyon during the acquisition in 2014, Lou Steffens and I are extremely excited  to work with Fred Gast, who currently leads the Urban Form, multi-family and retail business for William Lyon. Just like with our new BTR business and our aspirations for the future, we’re eager to explore the opportunities in this area, too. More to come soon, I hope, on the expansion of that business.

Ricarda Dietsch, our current Denver Division President, will be leading our new Mountain Area composed of Phoenix, Denver and our new Las Vegas market.
•	In Phoenix, Brad Schoenberg will continue to lead this thriving division. We’re so grateful for his dedication and leadership in one of our largest divisions.
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With Ricarda stepping up as the Mountain Area President, we knew we had big shoes to fill when it came to our Denver Division. We are pleased to welcome current William Lyon Denver Division President Jeff McGovern to lead our Denver team. An avid outdoorsman, Jeff brings with him more than 20 years of homebuilding experience in the Denver market—with a strong focus on construction and operations. The tremendous business development he’s led in this market will be vital as we become the third largest builder in the area.

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And last, but certainly not least, Las Vegas—one of our three new markets—will be led by James Gomez, William Lyon’s current Nevada Division President. I recently had the pleasure of spending a few days in the field with James and was deeply impressed with his experience and knowledge of the market and overall disposition. James brings nearly 20 years of real estate, land acquisition and homebuilding experience to Taylor Morrison from his past leadership roles at Centex, Pulte, Richmond American, CalAtlantic and William Lyon.

Our Texas Area, led by Charlie Enochs, will be comprised of Dallas, Houston and Austin—including our Darling Homes operations which share leadership with Taylor Morrison.
•	In Dallas, we’re pleased Keith Hurand will continue to lead our growing Dallas operations.

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As we shared a few weeks ago, Houston’s beloved Amy Rino has graciously accepted a position at our corporate office where she’ll serve as our Chief Customer Officer following Graham Hughes’ much-deserved retirement. That means we needed to find a worthy replacement to take over our Houston operations—and I’m positive we have. I’m delighted to welcome current William Lyon Phoenix Division President Curt VanHyfte to the Taylor Morrison family. Curt’s extensive career in homebuilding is known by many, as he has worked for Pulte, M/I and WLH in many of our overlapping markets since 2003, where he set division and area records in profit growth and customer satisfaction as Division President. Though he just recently relocated from Chicago to Phoenix, he’s agreed to move again—this time to Houston. We’re overjoyed to have him onboard.

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We’re also currently working on an opportunity for current WLH Houston Division President Jennifer Keller to take on another role within the future combined business and hope to have more to share here soon.

•	In Austin, we’re delighted to share that April Whitaker will be leading this expanded market. Austin will be growing to one of the largest businesses in the company.
The Southeast Area will be led by current William Lyon Texas Regional President John Bohnen and will include Charlotte, Raleigh and Atlanta.
•	Our recently appointed Atlanta Division President Rick Carruthers will continue leading our Atlanta operations.
•	Kevin Granelli will continue leading our Charlotte team.

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We’re a little bittersweet about this next announcement. We’re pleased to welcome William Lyon’s current Northern California Division President Scott Roylance as the new Raleigh Division President. Scott has been with William Lyon since 2012 where he joined as a Director of Land acquisition after spending many years working for private developers in acquisition and forward planning roles. Since assuming the Division President position in the Northern California Division earlier this year, Scott’s proven track record in land development and acquisition has helped to catapult the division’s land portfolio and pipeline.

We’re so grateful for the incredible work current Raleigh Division President Bill Kiselick has provided for Taylor Morrison and wish him well on his next adventure as he pursues other personal and professional interests. He will be sorely missed.
The Florida Area will continue to be led by Steve Kempton and will include Southwest Florida, Naples, Orlando, Tampa and Jacksonville.
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All of our Florida Division Presidents will remain the same with Cammie Longnecker leading Southwest Florida, Barbara Kininmonth leading our recently restructured Naples operations, Brian Brunhofer leading Orlando and Doug Miller leading Tampa.

To our Taylor Morrison leaders and team members in these overlapping markets—thank you for the grace, patience and kindness you’ve shown as we’ve taken the time to make sure our go-forward structure upon close of the acquisition is one we can confidently carry out. I know change isn’t easy—but I also know our team members are some of the most resilient, hardworking and talented bunch in the industry.
With our Division Presidents now confirmed, we have immediately turned to identifying the Corporate and Operations Team structure over the coming weeks with their insight and involvement. And to the entire Taylor Morrison family—because we are all in this together—thank you for your support as we continue our journey of Smart Growth. I’m beyond excited for all 2020 will have in store.

Warmly,
Sheryl

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.